



m-real

...poration Stock Exchange Bulletin 14.3.2004 at 5 p.m.

...SOLUTIONS OF M-REAL'S ANNUAL GENERAL MEETING

The Annual General Meeting of M-real Corporation, held on 14 March 2004, approved the company's financial statements for 2004 and granted discharge from liability to the members of the Board of Directors, the President & CEO and deputy CEO.

In addition, the Annual General Meeting approved M-real's consolidated profit and loss account and balance sheet for the financial year 1 January 2004 - 31 December 2004.

Dividend

The Annual General Meeting resolved to pay a dividend of EUR 0.12 per share for the financial year ended 31 December 2004, for a total of EUR 39.379.873,44. The dividend will be paid to shareholders who on the record date of 17 March 2005 have been entered in the company's list of shareholders kept by Finnish Central Securities Depository Ltd. The dividend is paid out on 24 March 2005.

Board of Directors

The members of M-real's Board of Directors elected by the Annual General Meeting are Heikki Asunmaa, Counsellor of Forest Economy; Kim Gran, President and CEO of Nokian Tyres plc; Kari Jordan, President and CEO of Metsäliitto Cooperative; Asmo Kalpala, President of the Tapiola Group; Erkki Karmila, Executive Vice President of Nordic Investment Bank; Runar Lillandt, Counsellor of Agriculture; Antti Tanskanen, Chairman & CEO of OP Bank Group and Arimo Uusitalo, Counsellor of Agriculture. At its organization meeting, the Board of Directors elected Kari Jordan as its Chairman and Arimo Uusitalo as its Vice Chairman.

The term of office of members of the Board of Directors lasts until the end of the next Annual General Meeting.

Auditors

Elected as M-real's auditors were Göran Lindell, Authorized Public Accountant, and Authorized Public Accountants PricewaterhouseCoopers Oy, with Jouko Malinen, Authorized Public Accountant, acting as Chief Auditor and Björn Renlund, Authorized Public Accountant, and Markku Marjomaa, Authorized Public Accountant, acting as deputy auditors.

The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

The Amendment of the Articles of Association

Annual General Meeting approved the Board of Directors' proposal for amendment to M-real's Articles of Association. Amendment is to include new chapter 16 to the Articles of Association. Its main content is the right for M-real shareholders to convert M-real's A-

shares to B-shares if shareholder or representative of the nominee registered shares makes a written request of the convertion to the Company. The convertion does not include pecuniary consideration.

The Board committees

The Board of Directors of M-real has agreed that its committees consist of the following persons:

The members of the Audit Committee are Kim Gran, President of Nokian Tyres plc (chairman), Asmo Kalpala, CEO of Tapiola Group and Erkki Karmila, Executive Vice President of Nordic Investment Bank.

The members of the Compensation Committee are Kari Jordan, President and CEO of Metsäliitto Cooperative (chairman), Erkki Karmila, Executive Vice President of Nordic Investment Bank and Arimo Uusitalo, Titular Farming Counsellor.

The members of the Nomination Committee are Arimo Uusitalo (chairman), Titular Farming Counsellor, Runar Lillandt, Titular Farming Counsellor, and Antti Tanskanen, Chairman and CEO of the OP Bank Group.

The members of the Special Committee are Erkki Karmila, Executive Vice President of Nordic Investment Bank (chairman), Asmo Kalpala, CEO of Tapiola Group, Antti Tanskanen, Chairman and CEO of the OP Bank Group and Kim Gran, President of Nokian Tyres plc.

M-REAL CORPORATION

Hannu Anttila
President & CEO

For additional information, contact President and CEO Hannu Anttila, tel. +358 10 469 4343 or Executive Vice President and CFO Juhani Pöhö, tel. +358 10 469 5283